Exhibit (a)(1)(B)

AMENDMENT NO. 2

VNET GROUP, INC.

NOTICE OF REPURCHASE OF NOTES

AT OPTION OF HOLDERS

0.00% CONVERTIBLE SENIOR NOTES DUE 2026

CUSIP No. 90138V AB3

This Amendment No. 2 (this “Amendment No. 2”) further amends the information previously provided in Repurchase Right Notice, dated December 28, 2023 of VNET Group, Inc. (the “Company”), as subsequently amended and supplemented by the Amendment No. 1 filed with the U.S. Securities and Exchange Commission on January 16, 2024 (as so amended and supplemented, the “Repurchase Right Notice”), whereby each Holder of the Notes, at such Holder’s option, may require the Company to repurchase for cash on February 1, 2024 (the “Repurchase Date”), all of such Holder’s Notes, or any portion thereof that is an integral multiple of US$1,000 principal amount, subject to the terms and conditions of the Indenture (the “Repurchase Right”). Except as amended and supplemented hereby, the information in the Repurchase Right Notice remains unchanged. To the extent there are any conflicts between the information in this Amendment No. 2 and the information in the Repurchase Right Notice, the information in this Amendment No. 2 hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Repurchase Right Notice.

The Repurchase Right Notice is amended as follows:

(1)	The Section captioned “How will the Company fund the purchase of the Notes” on page 2 of the Repurchase Right Notice is hereby deleted and replaced with the following:

“How will the Company fund the purchase of the Notes?

The Company plans to use (i) proceeds from the Investment Agreement with SDHG, (ii) proceeds from the Facility Agreement with CNCB (Hong Kong) Investment Limited and (iii) the Company’s own funds to pay the Repurchase Price for the Notes.

The Company has successfully secured an aggregate amount of US$299 million from the Investment Agreement with SDHG, all of which will be used to pay the Repurchase Price for the Notes.

On January 15, 2024, the Company, as parent guarantor, VNET Group Limited, a wholly owned subsidiary of the Company, as borrower (the “Borrower”), CNCB (Hong Kong) Investment Limited, as original lender (the “Lender”), and CNCB (Hong Kong) Investment Limited in its capacity as arranger, facility agent and security agent, entered into a term facility agreement (the “Facility Agreement”) that established a credit facility of CNH200,000,000 (with an increase option) (the “Facility”) which the Company intends to use to finance the Repurchase Price. The Company irrevocably and unconditionally, jointly and severally with several affiliates of the Company, guarantees punctual performance by the Borrower of all the Borrower’s obligations under the Finance Documents (as defined in the Facility Agreement). The interest rate on each loan under the Facility is 8.00% per annum. The Facility Agreement contains provisions customarily found in credit agreements for similar financings, including, among other things, conditions precedent to the utilization of each loan under the Facility, a right to require that all outstanding amounts and all interest thereon are repaid upon an event of default, and indemnification to the Lender against liabilities it may incur in connection with the Facility. The Borrower shall repay each loan under the Facility in full on the termination date (being the date falling 364 days after the first utilization date or, if such day is not a business day, the preceding business day). The Company, the Borrower and/or certain other parties have entered into a series of security documents (collectively, the “Transaction Security Documents”). The Transaction Security Documents include, among other things, various charges or pledges over receivables, tangible assets and equity interests directly or beneficially held by the Company or the Borrower, as the case may be.

On January 24, 2024, the Borrower successfully drew a loan under the Facility in an aggregate amount of CNH192,000,000 (approximately US$27 million), net of interest payable for the first Interest Period (as defined in the Facility Agreement) and the arrangement fee pursuant to the Facility Agreement, all of which will be used to fund the Repurchase Price for the Notes.

After careful assessment, the Company no longer needs to explore additional equity and/or debt financing activities to secure additional funds to pay the Repurchase Price and will fund the remaining portion of the Repurchase Price with its own funds. (Page 5)”

(2) the Section captioned “Source of Funds” on page 5 of the Repurchase Right Notice is hereby deleted and replaced with the following:

“2.4 Source of Funds. If the Repurchase Right is exercised for any Notes, the Company plans to use (i) proceeds from the Investment Agreement with SDHG, (ii) proceeds from the Facility Agreement with CNCB (Hong Kong) Investment Limited and (iii) the Company’s own funds to pay the Repurchase Price for the Notes.

The Company has successfully secured an aggregate amount of US$299 million from the Investment Agreement with SDHG, all of which will be used to pay the Repurchase Price for the Notes.

On January 15, 2024, the Company, as parent guarantor, the Borrower, the Lender, and CNCB (Hong Kong) Investment Limited in its capacity as arranger, facility agent and security agent, entered into the Facility Agreement that established a Facility of CNH200,000,000 (with an increase option) which the Company intends to use to finance the Repurchase Price. The Company irrevocably and unconditionally, jointly and severally with several affiliates of the Company, guarantees punctual performance by the Borrower of all the Borrower’s obligations under the Finance Documents (as defined in the Facility Agreement). The interest rate on each loan under the Facility is 8.00% per annum. The Facility Agreement contains provisions customarily found in credit agreements for similar financings, including, among other things, conditions precedent to the utilization of each loan under the Facility, a right to require that all outstanding amounts and all interest thereon are repaid upon an event of default, and indemnification to the Lender against liabilities it may incur in connection with the Facility. The Borrower shall repay each loan under the Facility in full on the termination date (being the date falling 364 days after the first utilization date or, if such day is not a business day, the preceding business day). The Company, the Borrower and/or certain other parties have entered into a series of Transaction Security Documents. The Transaction Security Documents include, among other things, various charges or pledges over receivables, tangible assets and equity interests directly or beneficially held by the Company or the Borrower, as the case may be.

On January 24, 2024, the Borrower successfully drew a loan under the Facility in an aggregate amount of CNH192,000,000 (approximately US$27 million), net of interest payable for the first Interest Period (as defined in the Facility Agreement) and the arrangement fee pursuant to the Facility Agreement, all of which will be used to fund the Repurchase Price for the Notes.

After careful assessment, the Company no longer needs to explore additional equity and/or debt financing activities to secure additional funds to pay the Repurchase Price and will fund the remaining portion of the Repurchase Price with its own funds.”

January 24, 2024

VNET GROUP, INC.